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                          April 4, 2023

       David Gladstone
       Chief Executive Officer
       GLADSTONE LAND Corp
       1521 Westbranch Drive
       Suite 100
       McLean, VA 22102

                                                        Re: GLADSTONE LAND Corp
                                                            Registration
Statement on Form S-3
                                                            Filed March 28,
2023
                                                            File No. 333-270901

       Dear David Gladstone:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Stacie
Gorman at 202-551-3585 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Real Estate & Construction
       cc:                                              Taylor K. Wirth, Esq.